                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 1 )*

                                       of
                           Tweedy, Browne Company LLC

                    Under the Securities Exchange Act of 1934

                          HOLLINGER INTERNATIONAL INC.
                                (Name of Issuer)


                Class A - Common Stock, Par Value $.01 per share
                         (Title of Class of Securities)

                                    435569108
                                 (CUSIP Number)

                              Christopher H. Browne
                                 350 Park Avenue
                            New York, New York 10022
                                 (212) 916-0600

                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)



                                  June 11, 2003
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

CUSIP No.  435569108
--------------------------------------------------------------------------------
(1)  Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

    Tweedy, Browne Company LLC ("TBC")
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a) [ ]

                                                                         (b) [x]

--------------------------------------------------------------------------------

(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)

         00

--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items (2)(d) or 2(e)                                                   [  ]

--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

         Delaware

--------------------------------------------------------------------------------
                       (7)   Sole Voting Power

                              TBC has sole voting power with respect to 13,149,590 shares held in certain TBC accounts (as hereinafter defined). Additionally, certain of the members of TBC may be deemed to have sole power to vote certain Shares as more fully set forth herein.

Number of Shares       ---------------------------------------------------------
Beneficially           (8)   Shared Voting Power
Owned by Each
Reporting Person              0 shares
With                   ---------------------------------------------------------

                       (9)   Sole Dispositive Power

                              0 shares, except that certain of the members of TBC may be deemed to have sole power to vote certain shares as more fully set forth herein.

                       ---------------------------------------------------------

                        (10) Shared Dispositive Power

                              13,200,300 shares held in accounts of TBC (as hereinafter defined).

--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

      13,200,300 shares

--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

                                                                           [ x ]

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     18.46%

--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)

     BD, IA & 00
--------------------------------------------------------------------------------

PRELIMINARY NOTE

      This Amendment No. 1 to a Statement on Schedule 13D (the "Amendment No. 1") is being filed by Tweedy, Browne Company LLC ("TBC"), which may be deemed to be the beneficial owner in the aggregate of in excess of 5% of the Class A - Common Stock of Hollinger International Inc. This Amendment No. 1 amends a Statement on Schedule 13D filed by TBC and dated May 19, 2003. However, the filing of this Amendment No. 1 should not be deemed an admission that TBC comprises a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the"Act").

      This Amendment No. 1 relates to the Class A - Common Stock, $.01 par value (the "Common Stock"), of Hollinger International Inc. (the "Company"), which, to the best knowledge of the person filing this Schedule 13D, is a company organized under the laws of Delaware, with its principal executive offices located at 401 North Wabash Avenue, Suite 740, Chicago, Illinois 60611.

      This Amendment No. 1 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC (the "TBC Accounts") , with respect to which TBC has obtained sole or shared voting power.

      Other than as set forth below, to the best knowledge of TBC, there has been no material change in the information set forth in response to Items 1, 2, and 6 of the Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 1.

ITEM 3. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

      As of the date hereof, the number of shares with respect to which TBC may be deemed to be the beneficial owner is 13,200,300 shares of Common Stock (the "TBC Shares"). The aggregate cost of the TBC Shares, including brokerage commissions, was $ 148,968,138.

      The TBC Shares are held in the TBC Accounts, the funds therefore coming from the funds on hand in each individual managed account. In some instances, certain TBC accounts have access to funds that may come from standard margin account borrowings from brokerage accounts maintained at Bear, Stearns Securities Corp. To date, none of the TBC accounts have utilized margin account borrowings relating to their interest in the Common Stock. It is expected that funds used by the TBC Accounts to purchase additional shares of Common Stock, if additional shares are purchased by the TBC Accounts (see Item 4 hereof), will come from the funds on hand for each individual managed account, which funds on hand at any time and from time to time may include, among others, funds borrowed pursuant to margin accounts maintained at Bear, Stearns Securities Corp. Borrowings made by certain TBC Accounts pursuant to such margin accounts are secured by margin securities owned by the respective accounts, including some of the TBC Shares. Interest on outstanding borrowings under such margin accounts ranges from 1/2% to 3 1/4% over the brokers' call rate in effect from time to time at Chase Manhattan Bank, New York, New York, depending upon the amount of outstanding borrowings at any given time.

ITEM 4. PURPOSE OF TRANSACTION


      As indicated in the Schedule 13D, dated May 19, 2003 filed by TBC, TBC has become aware of and is greatly concerned about certain matters relating to transactions and payments between entities and persons affiliated with the Company, as well as executive compensation issues. These issues were summarized and attached as Exhibit A (entitled Hollinger International Inc. Statement of Issues "Statement of Issues") to TBC's original May 19, 2003 Schedule 13D.

      On May 19, 2003, TBC also made a written demand on the independent members of the Board of Directors of the Company to investigate one of these issues, that is payments received by executives of the Company under non-competition agreements arising from certain asset sales by the Company.

      Although members of the Board of Directors and the management of the Company gave assurances at the Company's Annual Shareholder Meeting on May 22, 2003 that they would promptly address all the issues raised by TBC, to date, there has been no public disclosure that these matters are being addressed.

      TBC is increasingly concerned about the progress toward resolving the matters it raised in the Statement of Issues. Therefore, TBC has made a second written demand on the Company's Board of Directors to investigate the facts and circumstances surrounding payments made by the Company pursuant to multiple "management services agreements" between the Company and entities controlled by several of the Company's senior executives and Board members as well as with another unaffiliated entity. The second demand also asks the Company's Board of Directors to investigate an asset sale by the Company to an entity with which some of the officers and members of the Board of Directors are affiliated. The demand also requests that the Board of Directors take corrective action regarding both of these matters. Both issues which are the subject of TBC's second demand sent to the Company's Board of Directors are also described in the Statement of Issues. A copy of the second demand is attached as Exhibit A to this Schedule 13D.

      These matters may cause or result in TBC having discussions with third parties, shareholders and management regarding one or more actions or transactions described in clause (a) through (j) of Item 4 of the Schedule 13D form.

      ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 13,200,300 shares of Common Stock, which constitutes approximately 18.46% of the 71,498,328 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

      Also included in the TBC Shares are 905 shares of Common Stock held in a certain TBC Account for a charitable foundation of which Christopher H. Browne is a trustee. Mr. Browne is a Member of the Management Committee of TBC.

      TBC disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC could be deemed to be the beneficial owner as of the date hereof, is 13,200,300 shares, which constitutes approximately 18.46% of the 71,498,328 shares of Common Stock, which the filing person believes to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

      The aggregate number of shares and percentage of Common Stock with respect to which each of the Members may be deemed to be the beneficial owner by reason of his being a member of TBC, is 13,200,300 shares, which constitutes approximately 18.46% of the 71,498,328 shares of Common Stock outstanding.

      Except as described herein, to the best knowledge of TBC, no person who may be deemed to comprise a group with TBC or any other person named in Item 2 of the Statement, beneficially owns any shares of Common Stock.

      (b) TBC has investment discretion with respect to 13,200,300 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 13,149,590 shares of Common Stock held in certain TBC Accounts.


      Each of the Members of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and
(ii) shared power to vote or direct the vote of 13,149,590 shares of Common Stock held in certain TBC Accounts.

      (c) Transactions in Common Stock effected by TBC since May 19, 2003, the date of the filing person's last filing on Schedule 13D are set forth below:

                    NO OF SHARES                                  PRICE
TBC ACCOUNTS        PURCHASED                   SOLD              PER SHARE

05/27/03                                        965               $10.90

      (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Except as otherwise described herein, none of TBC, nor, to the best knowledge of TBC, any other person named in Item 2 of the Statement, has any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      See Exhibit A attached hereto.


                                    SIGNATURE

      Tweedy, Browne Company LLC, after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Amendment No. 1 s true, complete and correct.

                                               TWEEDY, BROWNE COMPANY LLC

                                               By: /s/ Christopher H. Browne
                                               ---------------------------------
                                                     Christopher H. Browne
                                                     Member

Dated:  June 11, 2003

                     EXHIBIT A TO TWEEDY, BROWNE COMPANY LLC
                             13D DATED JUNE 11, 2003


                          KIRBY MCINERNEY & SQUIRE LLP
                                830 Third Avenue
                               New York, NY 10022

                                                                   June 11, 2003

Via Federal Express

The Board of Directors
Hollinger International Inc.
c/o Corporation Service Company
2711 Centerville Road, Suite 400
Wilmington, DE 19808

Ladies and Gentlemen:

      Our client, Tweedy Browne Company, LLC ("TBC"), by virtue of its investment and voting power over shares held by its clients, controls approximately 13.2 million shares of Class A common stock of Hollinger International Inc. (the "Company"). TBC has held certain of such shares on behalf of its clients since September 3, 1999.

      In the Company's filings with the Securities and Exchange Commission ("SEC") over the past several years, it has been publicly reported(1) that, inter alia, the Company sold four properties of the Company's U.S. community newspaper group to Bradford Publishing Company ("Bradford") effective July 20, 2000, for approximately $38 million. This disposition was to an entity which certain members of the Board of Directors and senior management of the Company owned and controlled (such members are hereinafter referred to as the "Interested Parties"(2)).


--------
(1) The SEC filings by the Company relevant to the time period addressed herein have presented the subjects discussed in this letter in a variety of ways, suggesting that perhaps the initial disclosure may not have been complete.

(2) We have assumed, absent any clear SEC disclosure, that such members include Conrad Black, the Chief Executive Officer and Chairman of the Board of Directors of the Company, and F. David Radler (Messrs. Black and Radler have been identified as owners of Bradford in news reports).

Hollinger International Inc.
June 11, 2003
Page 2


(The agreement of sale and other documents related to this disposition are referred collectively herein as the "Agreement").

      In addition, in the Company's filings with the SEC over the past several years, it has been publicly reported that the Company and its subsidiaries have been party to what are characterized as "services agreements" or "management services agreements" with the following parties: Hollinger Inc.; Southam; XSTM; The Ravelston Corporation Limited ("Ralveston Limited"); Ravelston Management Inc., Moffat Management and Black-Amiel Management (collectively the "Management Services Agreements" or individually a "MSA"). During that time period, the Company has paid over $200 million dollars pursuant to the MSAs. According to such filings, certain Company executives were compensated through these MSAs including, inter alia, Conrad M. Black and F. David Radler.

      Further, in the Company's Form 10-K for the year ended December 31, 2002, it is disclosed that Ravelston Limited entered into a management service agreement with CanWest Global Communications Corp. ("CanWest") under which Ravelston Limited receives U.S. $4 million annually, subject to a Cnd $45 million termination fee should CanWest choose to terminate this arrangement and a Cnd $22.5 million termination fee if Ravelston so chooses. In the same document, it is further disclosed that the Company is owed at least U.S. $38.4 million in closing adjustments by CanWest arising out of a sale transaction which closed in 2000, which have been accruing interest at the rate of 9% per annum.

Hollinger International Inc.
June 11, 2003
Page 3


      On behalf of our client, we write to demand that the Board of Directors of the Company investigate and take corrective action with respect to the payments under the Management Services Agreements and the transfer of assets to, and other relationships with, Bradford.

INVESTIGATION

                       The Management Services Agreements

      Included in the investigation of payments under the Management Services Agreements should be:

      - The procedure under which the independent Board members permitted executives compensated under MSAs and bound by such agreements to the Company, including but not limited to Conrad M. Black and F. David Radler, to receive a salary or similar compensation from any source other than the Company;

      - Why management and the Board of the Company have decided not to timely collect receivables due to the Company by CanWest since November 2000, when the CanWest transaction closed, and the extent to which payees under the CanWest management services agreement with Ravelston participated in these decisions;

      - The procedure by which the Board agreed to payments under the Management Services Agreements to Ravelston and other entities controlled by Conrad M. Black, for the benefit of Messrs. Black, and Radler, inter alia;

Hollinger International Inc.
June 11, 2003
Page 4


      - What, if any, alternative employment arrangements such as putting key employees on the Company payroll, the Board considered in lieu of the MSAs;

      - If any one of the Interested Parties were unwilling or unable to participate in such alternative employment arrangements, what steps were taken to identify other newspaper management executives who could discharge his responsibilities;

      - What steps, if any, the Board took to compare the cost of any such alternatives in the open market with the arrangements in the relevant MSA;

      - What industry comparables, if any, the Board relied on to approve MSA payments;

      - What steps, if any, the Board took to compare how the arrangements in each MSA compares with other companies engaging executives in the newspaper business through MSAs;

      - What steps, if any, the Board took to ensure the executives compensated through MSAs fulfilled their fiduciary duties to the Company and its shareholders;

      - The basis on which the Board approved changes in the payments pursuant to the MSAs over time;

      - What role, if any, was played by compensation consultants hired by Board members in furtherance of their duties as independent directors; and,

      - With respect to the payment under the then-effective MSA which was voted by the "independent committee" of the Board on February 26, 2003, what role was

Hollinger International Inc.
June 11, 2003
Page 5


            played by the Support Agreement with Ravelston Management Inc. in the Hollinger Inc. bond offering dated March 5, 2003.

                            The Bradford Transaction

      Included in the investigation of The Bradford Transaction should be an examination of:

      - The identity of the Interested Parties and their direct and indirect interest in Bradford from the date of the Agreement to the present.

      - The role played by the Interested Parties in the management of Bradford;

      - The business purpose of the sale to Bradford, a company controlled by the Interested Parties and financed in whole or in part by the Company;

      - The process whereby the Board of Directors determined the suitability of the sale price and other arrangements, including any fairness opinion;

      - The basis on which the Board approved a non-competition payment of at least $4.1 million in connection with the Bradford sale, a transaction in which some Interested Parties control both the Company and Bradford;

      -     How this payment benefited the Company; and

      - The extent to which both the transaction and the non-compete agreement were financed by the Company.

CORRECTIVE ACTION

      On behalf of our client, we write to demand that the Board of Directors of the Company take corrective action respecting payments made or benefits extended to the Interested Parties in

Hollinger International Inc.
June 11, 2003
Page 6


connection with the MSAs and the Bradford sale. We demand that you take all necessary action, including litigation, to recover from the Interested Parties:

            a) the disgorgement of all payments under the MSAs in excess of sums determined to be reasonable through open-market comparisons and with the benefit of advice from third-party experts sufficient to satisfy the current interpretation of the Business Judgment Rule as applied by the Courts of Delaware, the state in which the Company is incorporated, together, in each instance, with interest thereon;

            b) in connection with the Bradford sale, the disgorgement of payments to any of the Interested Parties including payments for any non-competition agreements, as well as Company benefits conferred on the Interested Parties together, in each instance, with interest thereon; and

            c) any other damages to the Company for having lost the opportunity to profit itself from the assets disposed of by such sale, including the disgorgement of any interest in Bradford held by any Interested Parties in July, 2000, or subsequently acquired with the participation of the Company.

      Payments made under the Management Services Agreements to the Interested Parties in excess of reasonable compensation to the Interested Parties, and the transfer of the assets under the Agreement instead of retention by the Company, each may constitute a waste of corporate assets of the Company and a diversion of a corporate benefit to the Interested Parties. Each also

Hollinger International Inc.
June 11, 2003
Page 7


may constitute a breach of the fiduciary duty and the duty of loyalty and due care that each of the Interested Parties owes to the Company and all of its shareholders.

      We are sending this demand letter because we have analyzed the composition of the Board of Directors of the Company and are presently of the opinion, based on public information, that the Board should be able to impartially and independently consider this demand and seek redress from the Interested Parties on behalf of the Company.

      However, at the May 22, 2003, Annual Meeting of Shareholders of the Company, representations were made by both senior management and by members of the Board of Directors that the remedial action demanded by:

      -     this letter;

      -     a prior demand letter dated May 19, 2003; and

      - a notice to the Company in a related 13D filing with the SEC by TBC, dated May 19, 2003;

would be commenced forthwith. As of the date hereof, more than two weeks after the Annual Meeting, there has been no notice to the shareholders that the promised remedial action has commenced. Failure to take timely the action demanded in this letter would constitute a failure to act independently and, indeed, participation in the waste of corporate assets and the diversion of corporate benefits to the Interested Parties.

      The claim of waste and misappropriation of corporate benefit is derivative in nature under the law of Delaware. This derivative claim is separate and distinct from any federal securities law claim or other claim that may have been or may be alleged relating to the

Hollinger International Inc.
June 11, 2003
Page 8


acceptance of benefits under the Agreements by the Interested Parties. Because the subject matter of this demand is derivative in nature, and because the Board of Directors of the Company should be capable of responding to this demand independently, final resolution of this matter may only be conducted with a stockholder that has submitted a formal demand to the Board of Directors that the Board initiate suit.

      We look forward to hearing from you regarding your investigation and resolution of this matter. If we do not receive a definitive response to this demand within 45 days from May 22, 2003, the date the representations were made to shareholders at the Annual Meeting, we will regard that as a failure to act independently within a reasonable period of time. If we can be of further assistance, please let me know.

                                       Very truly yours,



                                       Robert E. Curry

REC/clk

cc:  The Board of Directors
     Joel E. Friedlander, Esq.